Filed by BlackRock MuniHoldings Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Municipal Income Investment Quality Trust

File No. 333-241481

Date: February 19, 2021

Contact:

1-800-882-0052

BlackRock Announces Special Distributions Related to the Reorganization of Five Municipal Closed-End Funds

New York, February 19, 2021 – BlackRock Advisors, LLC today announced the declaration of a special distribution for BlackRock Municipal Income Investment Quality Trust (NYSE: BAF), BlackRock Municipal Bond Trust (NYSE: BBK), BlackRock MuniHoldings Fund II, Inc. (NYSE: MUH), BlackRock MuniHoldings Quality Fund, Inc. (NYSE: MUS), and BlackRock MuniHoldings Fund, Inc. (NYSE: MHD) (collectively, the “Funds”) in connection with the reorganizations of BAF, BBK, MUH and MUS into MHD, with MHD continuing (the “Combined Fund”) as the surviving Fund (the “Reorganizations”).

With respect to each of the Funds, the special distribution declared today represents undistributed net investment income earned through the effective date of the Reorganizations. In order to maintain status as a regulated investment company and to avoid the imposition of a corporate level income tax, each of BAF, BBK, MUH, and MUS are required to declare a distribution of all net investment income prior to the consummation of the Reorganizations as described below. Other than the special distribution announced today, BAF, BBK, MUH, and MUS will declare no further distributions prior to or following the Reorganizations. As this special distribution includes all net investment income earned by each Fund in earlier periods and not previously distributed, it is not indicative of the amount of the Combined Fund’s future monthly distributions.

BAF, BBK, MUH, and MUS are declaring a special distribution that will be payable on April 1, 2021. The ex-dividend date for the distribution is March 2, 2021 and the record date is March 3, 2021. Accordingly, persons who are holders of record of BAF, BBK, MUH, or MUS common shares on March 3, 2021 should expect to receive the distribution. The distribution payable to shareholders of BAF, BBK, MUH, and MUS will be paid in cash. Common shares of BAF, BBK, MUH, or MUS acquired after March 1st, 2021 will not be entitled to the distribution.

MHD is declaring a special distribution that will be payable on April 1, 2021. The ex-dividend date for the distribution is March 2, 2021, and the record date is March 3, 2021. Accordingly, persons who are holders of record of MHD common shares on March 3, 2021 should expect to receive the distribution. Common shares of MHD acquired after March 1st, 2021 will not be entitled to the distribution.

Common shares of BAF, BBK, MUH, MUS, or MHD acquired after March 1st, 2021 will not be entitled to the distributions and will not be eligible to receive a distribution until an initial distribution is declared on the Combined Fund after the closing of the Reorganizations. We expect that on April 1, 2021 the Combined Fund will declare its first monthly distribution payable on May 3, 2021.

It is currently expected that the Reorganizations will be completed by the open of business on the New York Stock Exchange on March 8, 2021, subject to the satisfaction of customary closing conditions. To facilitate the Merger, all shares of BAF, BBK, MUH, and MUS will cease trading on the NYSE as of market close on Friday, March 5, 2021. Each Reorganization, if completed, would occur based on the relative net asset values of the common shares of the applicable Funds. In addition, holders of Variable Rate Muni Term Preferred Shares (“VMTP Shares”) of each of BAF, BBK, MUH and MUS would receive on a one-for-one basis VMTP Shares of MHD in an amount equal to the aggregate VMTP Share liquidation preference (including any accumulated and unpaid dividends) held by holders of BAF, BBK, MUH and MUS VMTP Shares immediately prior to the Reorganizations.

Distribution details are as follows:

Declaration- 2/19/2021 Ex-Date- 3/2/2021    Record- 3/3/2021        Payable- 4/1/2021

Fund	Ticker	Per-Share Distribution
BlackRock Municipal Income Investment Quality Trust	BAF	$0.0983920
BlackRock Municipal Bond Trust	BBK	$0.1626810
BlackRock MuniHoldings Fund II, Inc.	MUH	$0.1121720
BlackRock MuniHoldings Quality Fund, Inc.	MUS	$0.1038750
BlackRock MuniHoldings Fund, Inc	MHD	$0.0605000

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MHD, the surviving Fund in the Reorganizations.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate | Twitter: @blackrock | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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